Exhibit 99.5

[Cheniere Energy, Inc. Letterhead]

September 29, 2016

The Board of Directors

Cheniere Energy Partners LP Holdings, LLC

700 Milam Street, Suite 1900

Houston, Texas 77002

Members of the Board of Directors:

Cheniere Energy, Inc. (“CEI”) is pleased to submit to you this preliminary non-binding proposal to acquire all of the outstanding common shares of Cheniere Energy Partners LP Holdings, LLC (the “Company” or “CQH”) not already owned by CEI (the “Transaction”) as described below.

Currently, CEI beneficially owns 185,600,000 common shares of the Company, representing 80.1% of the total outstanding common shares of the Company based on the total number of outstanding common shares as of August 1, 2016 (as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Committee on August 9, 2016).

We are proposing to acquire all of the outstanding common shares of CQH not already owned by CEI in exchange for 0.5049 shares of CEI common stock for each common share of the Company. This proposal represents a value of $21.90 per share, or a premium of approximately 3.0% over the closing price of the Company’s shares, based on today’s closing prices of the Company’s shares and of CEI’s shares, or a premium of approximately 7.0% over the 30-trading day average CQH / CEI exchange ratio as of September 29, 2016. This proposal provides the Company’s shareholders with compelling value both in the short and long-term. Importantly, the Company’s shareholders will also benefit from a substantial increase in trading liquidity in their holdings. The Transaction will also be structured to be a tax free exchange to the Company’s shareholders.

As new CEI shareholders, the current CQH public shareholders would have the opportunity to participate in the future success of the entire CEI complex including exposure to cash flows from the Corpus Christi liquefaction project, the general partner and the incentive distribution rights of Cheniere Energy Partners, L.P., and Cheniere Marketing, LLC, in addition to the cash flows associated with ownership of limited partner units of Cheniere Energy Partners, L.P. As such, CQH shareholders would benefit from greater diversity of cash flow sources and the upside associated with future expansion projects. In addition, under the current structure, the Company is expected to be a cash tax payer in the near term, reducing available cash for distributions to the Company’s shareholders. CEI’s net operating loss carryforwards are substantially larger than the Company’s.

Lastly, the proposal reflects a fair and appropriate valuation of the Company. The tax-free treatment of the Transaction does not provide CEI with any incremental tax benefits (i.e., “step-up”). Similarly, there is little increase in liquidity for CEI shareholders from the Transaction. Finally, given the Company’s limited operating and management expenses, the financial synergies from the Transaction are minimal.

Further detail of the merits of the Transaction for the Company’s shareholders can be found in the enclosed presentation materials.

CEI submits this proposal to the board of directors of the Company for consideration pursuant to the Special Approval procedures outlined in Section 7.8(a)(i) of the Amended and Restated Limited Liability Company Agreement of the Company, dated December 13, 2013 (the “LLC Agreement”). We believe that this procedure provides the best mechanism to accomplish the twin goals of an informed and deliberate consideration of the proposal and a streamlined and expeditious path to announcement of a mutually agreed Transaction.

Our proposal is subject to the negotiation of mutually agreeable definitive transaction documents and the final approval of the Transaction by the board of CEI, the board of CQH and a conflicts committee established by the board of CQH, as well as a vote of the Company’s shareholders (we will agree to a customary voting agreement to vote our shares in support of the Transaction). No vote of CEI’s shareholders will be required to consummate the Transaction. The Transaction may be subject to customary closing conditions; however, we do not believe that any regulatory approvals would be required to consummate the Transaction. In summary, CEI is well positioned to negotiate and complete the transaction in an expedited manner.

The terms and conditions upon which we are prepared to execute the Transaction are set forth below:

1.	Purchase Price. The consideration payable in the Transaction will be a share exchange of 0.5049 shares of CEI common stock for each common share of the Company as described above.

2.	Definitive Agreement. We are prepared to promptly negotiate and finalize mutually satisfactory definitive transaction documents.

3.	Process. We believe it is prudent and in the best interests of the Company for the Company to consider the Transaction pursuant to the Special Approval process as outlined in the conflicts transactions provisions in Section 7.8(a)(i) of the LLC Agreement.

4.	Advisors. CEI has engaged J.P. Morgan Securities LLC as its financial advisor, Sullivan & Cromwell LLP as its legal counsel, and Morgan, Lewis & Bockius LLP as its special tax counsel in connection with the Transaction.

This letter will be promptly filed and disclosed to the public in accordance with applicable securities regulations. This letter constitutes only a preliminary indication of our interest, and does not constitute an offer capable of acceptance or any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of definitive transaction documents, and then will be on the terms and conditions provided therein.

We believe that we are uniquely positioned to provide a compelling opportunity for the shareholders of the Company on an expedited timeframe. This proposal provides compelling value to the Company’s shareholders and offers material benefits including greater cash flow diversity and exposure to growth upside, a substantial increase in trading liquidity, a tax free exchange, and access to substantially larger net operating loss carryforwards. We look forward to discussing a potential Transaction with you, and hope to expeditiously enter into a definitive agreement.

Sincerely,

/s/ Michael J. Wortley
Michael J. Wortley
Executive Vice President and Chief Financial Officer of Cheniere Energy, Inc.